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                             January 27, 2021

       Anuradha B. Subramanian
       Chief Financial Officer
       Bumble Inc.
       1105 West 41st Street
       Austin, Texas 78756

                                                        Re: Bumble Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 15,
2021
                                                            File No. 333-252124

       Dear Ms. Subramanian:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that you have added disclosure indicating that Ms. Wolfe Herd, Blackstone and
                                                        Accel will have
outsized Class A and Class B common stock voting rights as compared to other holders of your
Class A and Class B common stock. Please revise to:

                                                              Briefly and
clearly explain the purpose of these outsized voting rights on the cover page;

                                                              Identify each
Principal Stockholder on the cover page and disclose each Principal
                                                            Stockholder's
expected post-IPO economic ownership and voting control
                                                            percentages;
 Anuradha B. Subramanian
FirstName
Bumble Inc.LastNameAnuradha B. Subramanian
Comapany
January 27,NameBumble
            2021       Inc.
January
Page 2 27, 2021 Page 2
FirstName LastName


                Describe any other material effects or risks, whether intended or not, of the outsized voting rights. For example, if the outsized voting rights will enable the Principal
              Stockholders to more easily engage in hedging or other similar types of transactions than other holders of your Class A and Class B common stock, please revise to discuss this;

                Clarify the circumstances under which the voting power of the Principal Stockholders may increase after the IPO. For example, clarify whether shares of Class A common stock purchased or otherwise acquired by the Principal Stockholders after the IPO would have these outsized voting rights and whether additional common units of
              Bumble Holdings issued to the Principal Stockholders after the IPO would result in additional outsized voting rights; and

                Clarify whether the transfer or sale of shares of Class A or Class B common stock or common units of Bumble Holdings by a Principal Stockholder will terminate the outsized voting rights or whether these outsized voting rights are transferable to other holders.

         Additionally, please supplementally provide:

                A legal opinion that opines on the legality of this voting structure under Delaware law and ensure that it include citations to the specific authority relied upon;

                A form of your governing documents that describes the outsized Class A and Class B voting rights; and

                Confirmation that Nasdaq has affirmatively stated that your disparate Class
              A voting structure is consistent with its listing standards, including Nasdaq Rule
              5640.

         Please note that we may have additional comments when information in your filing is filled in and upon review of your response.
Cover Page

2. Disclosure indicates that you will be a "controlled company" and that you will disclose the percentage of combined voting power of your Class A and Class B common stock controlled by Ms. Wolfe Herd, Blackstone and Accel. As it appears that Blackstone will control substantially more than 50% of your voting power, please revise the cover page to also separately disclose Blackstone's voting power percentage. Additionally, you disclose on page 19 that as a "controlled company" you intend to rely on exemptions from certain corporate governance requirements of Nasdaq and you describe certain of these exemptions in a risk factor on page 59. Please revise the risk factor or elsewhere to
 Anuradha B. Subramanian
Bumble Inc.
January 27, 2021
Page 3
       identify which exemptions you intend to rely on.
Organizational Structure, page 10

3. Tell us whether the Principal Stockholders' voting and economic interests in Bumble
       Holdings prior to the IPO equal the voting and economic interests in the Company immediately following the IPO. In addition, to better understand the purpose of your capital structure, tell us why Principal Stockholders will receive Class A common stock with different voting rights instead of Class B shares with greater voting interests than the other holders of the common units.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                              Sincerely,
FirstName LastNameAnuradha B. Subramanian
                                                              Division of
Corporation Finance
Comapany NameBumble Inc.
                                                              Office of
Technology
January 27, 2021 Page 3
cc:       Joshua Ford Bonnie
FirstName LastName